Exhibit (a)(25)

                              FANT INDUSTRIES INC.
                              2154 Highland Avenue
                            Birmingham, Alabama 35205

                                                                    June 5, 1998

[address]

Dear [        ]:

         In response to our demand - and some persistent urging - to hold a special meeting of the shareholders of HEI, Inc. to replace the current HEI Board of Directors with our nominees and remove obstacles to our $8.00 per share cash tender offer, the Board has called the meeting for August 4, 1998. Holders of record as of June 9, 1998 will be eligible to vote. Please notify your clients to return the GREEN proxy cards as soon as possible.

         As you know, we had urged the Board to hold the special meeting in early June. Predictably, they chose instead to continue down the entrenchment-motivated path of delay, calling the meeting for the last permissible date. Once again, they have delayed the immediate cash value and change in leadership that a majority of shareholders support.

         Apart from the meeting date, I am pleased to announce to you today two very positive developments.

AN ADDITIONAL DIRECTOR NOMINEE

         First, I would like to announce the addition of Mack Traynor to our slate of nominees. Mack, who resides in Shorewood, Minnesota, is a director of Telident, Inc., a publicly-held telecommunications products and services company, and Eltrax Systems, Inc., a publicly-held networking products and managed services company. Mack has served as an executive officer with US West Enterprises, Military Communications Center, Inc. and Eltrax. Mack will join David Ortlieb, Ed Finch, Steve Tondera and me if Eugene Courtney chooses not to continue to serve as a director. We continue to invite Mr. Courtney to remain on the Board, and if he chooses to stay on, we will seek to add Mack, through expansion, in the near future.

OUR PROPOSAL FOR DIRECTOR COMPENSATION REFORM

         Second, I am pleased to announce for the first time specifically how we propose to reform the Company's existing director stock compensation system, which has rewarded the Board and senior management in the face of poor operating results and stock market performance, including the dramatic decline of the stock price during 1997. If elected as directors, our first action will be to initiate the adoption of a highly incentive-based director compensation plan under which each director will be granted stock options exercisable at the current stock price ($6 1/6 as of the close on June 2, 1998), BUT NONE OF THESE OPTIONS WILL BE EXERCISABLE UNLESS AND UNTIL HEI'S STOCK PRICE REACHES $25.00 PER SHARE WITHIN 5 YEARS. This is how WE believe an incentive plan should work. No longer will HEI directors be able to reward themselves in the face of poor operating performance and poor shareholder return. Under our plan, directors will be rewarded if, and only if, the shareholders have been rewarded first.

         I thank you for your support as we continue our proxy solicitation efforts and work towards completing the tender offer. PLEASE NOTIFY YOUR CLIENTS TO RETURN THE GREEN PROXY CARDS AS SOON AS POSSIBLE. If you have any questions on the voting procedures, please contact Richard Grubaugh of Beacon Hill Partners at (800) 755-5001.

                                               Sincerely yours,

                                               Anthony J. Fant

                                               FANT INDUSTRIES INC.